SIMON & DEITZ, LLC CERTIFIED PUBLIC ACCOUNTANTS 42 EAST MAINSTREET, SUITE 204 FREEHOLD, NEWJERSEY 07728

INDEPENDENT APPRAISER'S REPORT

Eric H. Bernard, CEO Have Not Films Inc. 113 Cherry Street, #43598 Seattle, WA 98104

Re: Have Not Films, Inc. valuation of a one hundred percent (100%) interest as of August 31, 2016

Dear Mr. Bernard:

The purpose of this report is to establish the "fair market value" of a one hundred percent common stock interest in Have Not Films Inc. (the "Company") as of August 31, 2016 for the purposes of possible sales the Company's stock or to secure possible financing.

Our valuation report has been prepared in accordance with the Statement of Standards for Valuation Services No. 1 (SSVS-1) of the American Institute of Certified Public Accountants (AICPA) for valuation engagements. SSVS-1 defines a valuation engagement by performing valuation procedures as outlined in SSVS-1. The estimate of value that results from a valuation engagement is expressed as a conclusion of value. We have applied approaches and methods as deemed necessary and appropriate to the circumstances and the resulting conclusion of value is presented in the Findings and Conclusion Section below.

In preparing this valuation, we have accepted, without independent investigation, that the Company was formed under Washington State Law and that it will be the creator of the films enumerated in its business plan and the projection that was provided to us.

This report establishes an estimate of the "fair market value" for a one hundred percent ownership on or about August 31, 2016. A more exact value can be determined only by arm's length negotiations between a willing buyer and a willing seller. Additionally, since there are other ways and methods to value a closely held business depending upon the circumstance, uses of the valuation and other issues presented, this value should not be considered a guarantee.

We understand that this report will be used exclusively for the purpose of sales of the Company's stock to financial investors or seeking financing and that our report will likely be submitted to professionals advising and assisting you, such as possible investors and lenders. Except for that use, this report may not otherwise be reproduced or circulated without our written consent. This report is not to be referred to, or quoted from, in any loan application or other document without the express written permission of Simon & Deitz, LLC, Certified Public Accountants ("S&D").

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In preparing this report, we have relied on limited financial data that has been presented by management in order to develop our valuation conclusion. The financial information contained in this report is presented as part of our analysis leading to our Conclusion of value. We have not audited or reviewed the financial information as contained in this report. We, accordingly, do not express an opinion or any other form of assurance on it.

We are independent with respect to the Company. Neither S&D nor any partner or employee thereof has a present or expected future, director indirect, financial interest in the company. Our fee for this valuation was not determined by the result of this valuation.

Readers of this report are urged to read the "Assumptions and Limiting Conditions" contained in Exhibit A for important conditions, restrictions, and assumptions. Additionally, numerous assumptions are included throughout this report. Therefore readers should read the entire report in order to attain an understanding of the value estimate contained herein.

The following is a summary description of the Company, the information used in this valuation, and discussion of valuation concepts and methodology considered and discussed with management, and the procedures we followed in determining the value of the Company as of the valuation date.

SUMMARY DESCRIPTION OF THE COMPANY

Have Not Films, Inc. is a team of industry professionals composed of award winning writers and filmmakers that have joined together with the intent of specializing in the development, packaging, and distribution of motion pictures for global theatrical, television and digital delivery markets.

FINANCIAL SUMMARY

The Company's three year projection of income and their business plan were the only sources of information we relied on in the preparation of this report have been accepted as presented with no additional verification, review or audit by the undersigned.

The Company is a "C" Corporation, as defined in the Internal Revenue Code, and will pay Federal income taxes on any taxable earnings.

INFORMATIONUSED IN THIS VALUATION

This valuation has been prepared in reliance on the following resources and information. No attempt has been made to verify the accuracy of such data.

1. Emails and phone calls with a representative of the Company. 2. Company's three year projection of income included in its business plan. 3. Letters of Intent for the production of films as of August 31, 2016.

DEFINITION OF, OR STANDARD OF, VALUE

There are a number of methods used to value a business, and many standards for such valuations. For purposes of this valuation we are determining "fair market value" which is defined as follows:

The price at which property would change hands between a willing and able buyer and a willing and able seller, neither being under a compulsion to buy or sell and both having reasonable knowledge of relevant facts, with both seeking their maximum economic self-interests.

This definition of fair market value is the most commonly used in valuation practice. Also implied is that the value is to be stated in cash or cash equivalents and that the property would have been exposed on the open market for a period long enough to allow the market forces to establish a value. The buyer and seller in this definition relates to hypothetical people. This definition assumes that there are no actual transactions under consideration.

PREMISE OF VALUATION

An entity may be valued on two fundamental bases or premises of value: as a going concern, or as if in liquidation. The value of an entity is deemed to be the higher of these two values. This approach is consistent with the appraisal concept of highest and best use, which requires an appraiser to consider the optimal use of the assets being appraised under current market conditions. If a business will Command a higher price as a going concern, it should be values as such. Conversely, if a business will command a higher price if it is liquidated, it should be valued that way.

Going Concern Valuation Going concern value assumes that the entity will continue in business and looks to the enterprise's earnings power and cash generation capabilities as indicators of its fair market value. Many acceptable methods are used in business valuation today that have evolved and been developed over a period of years. The three basic approaches that must be considered by the appraiser are (1) the market approach, (2) the asset based approach, and (3) the income approach.

Within each of these approaches are many acceptable valuation methods available for use by the appraiser. An appraiser should test as many methods as may be applicable to the facts and circumstances of the property, i.e. common stock interest being appraised. It is then up to the appraiser's informed judgment as to how he or she may reconcile these various values in deriving a final estimate of value.

Liquidation Valuation Liquidation value assumes that a business has greater value if its individual assets are Sold to the highest bidder and the Company ceases to be a going concern.

Liquidation value does not mean a clear cut value but has gradations depending upon the manners and timing of the liquidation. For instance, the liquidation could be orderly over a period of time with a piecemeal sell-off of assets to a number of buyers, each taking the asset they want and paying the best price for it; or it could be a forced quick sale with the assets sold as a mass assemblage.

Additionally, based on the liquidation method the costs could become a significant issue. Which a quick bulk sale might garner the lowest price for the assets, it could also have minimal costs with only a sale's or auctioneer's commission. A drawn out piecemeal sale could have extended rent, maintenance, advertising, commission, and possibly operating costs to keep the business minimally active to best showcase the assets, or possibly to protect the value of Some assets. Added to the time element is the added risk that the best liquidation price would not be available.

Premise used in Present Situation In this situation a liquidation method is not appropriate as the Company is a going concern that is expected and anticipated to continue to operate profitably.

DISCUSSION OF VALUATION CRITERA

A determination of fair market value will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in valuing a closely held business. Often, appraisers will find wide differences of opinion as to the fair market value of a particular interest in an entity. In resolving such differences, the appraiser should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgment and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

The fair market value of a specific company varies as the general economic conditions change according to the degree of optimism or pessimism with which the investing public might regard the future as at the appraisal date. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increasing the risk of loss of earnings and value in the future. The value of interests in a closely held business with uncertain future prospects is highly speculative. The appraiser must exercise judgment as to the degree of risk attaching to the operations and policies of the Company, but that judgment must be related to all of the other factors affecting value.

Valuation of securities and closely held interests is, in essence, a quantification of the present value of an asset, which is expected to provide an adequate return to the investor. The valuation is a prophecy of the future based on facts available at the required date of appraisal. As a generalization, the prices of stocks or other securities, which are traded in volume in a free and active market by informed investor's best reflect the consensus of the investing public as to what the future holds for the companies and industries represented. When an investment interest is closely held, it is traded infrequently or not at all, and then various other measures of value must be used.

It is advisable to emphasize that in the valuation of a closely held business all available financial data, as well as all relevant factors affecting the fair market value, should be considered.

In the present instance, Have Not Films, Inc. is owned by one person who is employed by the Company, and who has the overall responsibility for managing the Company's operations since its inception.

The status of Have Not Films, Inc., as a privately held entity, is that there is no trading in, or market for, and can be no market for, its stockholders' common stock interests. There is, therefore, no established market for the Common stock interests.

There are certain ways valuators use to form their conclusion of value which includes a market, asset based and/or an income approach. Following are brief explanations of these three approaches.

Market Approach The market approach is the most direct approach for establishing the market value of a business. Using this approach, the appraiser tries to locate similar businesses that have actually been sold to make a Comparison of value. This is referred to as a comparative sales method.

A market comparison between the appraisal Subject and similar Companies that are publicly traded that are sufficiently comparable is referred to as the guideline company method.

Generally, market approaches are difficult to use for small closely held businesses because comparable sales or guideline companies are scarce with reliable and truly analogous financial information difficult to obtain.

Asset Based Approach The asset based approach is asset oriented rather than market oriented. Each component of a business is valued separately and summed up to derive the total value of the enterprise.

Using this approach, the appraiser estimates value by estimating the cost of duplicating or replacing the individual elements of the business property being appraised, item by item asset by asset. Both tangible and intangible transferable identifiable assets of the business are valued using this approach. This would include licenses and franchise rights. This method would not include unidentifiable nonspecifically marketable intangibles such as goodwill or going Concern value.

This method generally cannot be used when Considering a going Concern because many businesses have intangible value to which this approach cannot be applied.

Income Approach The income approach, sometimes referred to as the investment value approach, is an income oriented rather than asset or market oriented approach. This approach assumes that an investor could invest in property with similar investment characteristics, although not necessarily the same business.

The computations using the income approach generally determine that the value of the business is equal to the expected future income of the business divided by a rate of return. This involves the principle of capitalization which is a process of dividing the estimate of future income by the desired rate of return. The desired rate of return is risk factored and can vary widely among investors.

Because estimating the future income of a business is considered to be speculative, historical data is generally used as a starting point under an income approach with the understanding that the Company's history, trends and patterns will repeat itself.

The nature of the business and the history of the enterprise from its inception

The history of a business enterprise will show its past stability or instability, its growth or lack thereof, the diversity or lack of diversity of its operations, and other facts needed to form and opinion of the degree of risk involved in the enterprise. The detail to be considered should increase with approach to the required date of appraisal since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include, but need not be limited to, the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

Have Not Films, Inc. is a very new start-up company engaged in the production of videos, movies, Commercials, Scripts and other services, etc. with sales principally conducted through its sole owner primarily on the West Coast. There is no track record of any sales, with only three commitments to produce motion pictures. Therefore, we could only rely on the Company's three year projection.

The economic outlook in general and the condition and outlook of the specific industry of the company in particular

A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of the appraisal, both in the national economy and in the industry or industries in which the Company is allied.

The Company's line consists of an intangible product used in the entertainment and advertising industries to a targeted customer base. The primary asset used in development are Scripts, services, computer graphics and web design, which could be subject to economic price fluctuations. Sales to customers would depend somewhat on a healthy economy for its business, and as such are invested closely in actual as well as anticipated economic Conditions.

The economic outlook as of the valuation date was questionable with a widespread lack of confidence in business, in government leadership and oversight, and in many businesses to remain viable, loss of credit, a decrease in business, banking and market liquidity, and the prospects of the lack of availability of credit for many small and mid-size businesses, declining home values, a deteriorating employment situation, interest rates on savings (both short and long term rates), interest rates on home mortgages and potential refinancing requirements, an optimistic recovery from the previous year's and beginning of this year's sharp drop in the stock market and the reduced values on many previously safe bonds, a decreasing reliance and confidence in bond rating services, the role of the U.S. dollar in the global economy and its effect on the U.S. economy and foreign spending in the U.S., the political and financial aspects of the funding of future Medicare and Social Security benefits, the danger of worldwide terrorism and the possibility of additional terrorist attacks in, and against the United States or its allies and the effects thereof, the explosiveness of the Middle East political, or lack of political actions, the emergence of China, India and other Third World Countries and areas as producers and Consumers and outsourcing venues, domestic manufacturing weakness including the auto industry and the associated businesses and employment activities. There appears to be agreement that the worst is behind us but that the recovery will not be strong and Sustained and without inflation. Some anticipate a "fits and starts" improvement where jobs will stop falling but without much gains, and housing will stabilize but remain flat for the foreseeable future.

We cannot predict with any degree of certainty how this criterion would affect the specific of the subject Company, other than to note that to the extent any of the factors mentioned present a positive outlook at August 31, 2016 it would be in comparison to the depths of despair at the beginning of the year, and as an absolute measure we do not believe it would present itself positively in almost any meaningful respect. Confidence is also a determining issue in investors assessing the level of risk they are willing to undergo when making an investment in business.

The success of most businesses is dependent somewhat on a positive growing economy, and we will consider the factor of the economic outlook in greater degree than we would in the absence of such negative factors expressed above.

The book value of the stock and the financial condition of the business

Book values are an indication of the unamortized cost of individual assets of a business. Book value is an accounting and tax measurement or concept, and not necessarily any reflection of the actual value of a company or its individual assets.

Book value is an indication of value in the present case it has been represented to us that the book values are similar to the market values. Accordingly, no adjustments to book value would be made in the present situation. To the extent adjustments were in order, it would only apply if we were to value the Company on a method where the liquidation value would be greater than the value obtained by the method we will be using. Accordingly, we do not feel it can result in a meaningful measure her.

The earning capacity of the company

Potential future income is a major factor in many valuations of closely-held interests, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guides as to the future expectancy.

The income approach method using the capitalization of earnings is an appropriate way to value the business by converting anticipated benefits into a current value. In this method, a representative benefit level is divided by the capitalization rate or multiplied by a capitalization factor to Convert the benefit to estimated value.

In determining the appropriate rate, such factors as the level of interest rates, rates of return expected by investors on relevant investments, and the risk characteristics of the anticipated benefits are considered.

A use of the earnings approach as described above, we feel, is appropriate for profitable companies where the assets used by the business are integral to the business without comparable value apart from the business. The value attributed to a business is, on some level, a capitalization of expected future benefits from that business. Replacement cost, original cost, depreciated cost, liquidated or knock down value, or any other form of value of a business' assets bear no relevance if they do not produce an inCOme stream.

Estimates have to be made of the expected net income, the rate of return a willing buyer in this case would want that would offset the risks and uncertainties, estimates of the additional working capital that will be needed, and that the terms would most likely be payment in full at the closing which would also include the infusion of working capital Concurrent with, or very closely after, the closing.

We used the earnings as reported on the Company's projection provided to us by the Company and applied appropriate adjustments thereto as shown in Exhibit A.

The amount used for our Conclusion of valuation was from the earning capacity of the Company.

ASSUMPTIONS AND LIMITING CONDITIONS

1. The Conclusion of value arrived at herein is valid only for the stated purpose as of the date of

the valuation.

2. The projection and business plan provided have not been audited, reviewed, nor has the

financial information been compiled by S&D, and accordingly, no expression of assurance or audit opinion is being given.

3. We do not provide assurance on the achievability of the results projected by Have Not Films,

Inc. because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

4. The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained, and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owner's participation would not be materially or significantly changed.

5. This report and the conclusion of value arrived at herein are for the exclusive use of our client

for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any other purpose. Furthermore, the report and conclusion of value are not intended by the preparer and should not be construed by the reader to be investment advice in any manner whatsoever. The stated valuation represents the considered conclusion of value of S&D based on information furnished to them by Have Not Films, Inc. and other sources.

6. Neither all nor any part of the contents of this report, especially the conclusion of value, should

be disseminated to the public through advertising media, public relations, news media, Sales media, mail, direct transmittal, or any other means of communication without the prior written Consent and approval of S&D.

7. Future services regarding the subject matter of this report, including, but not limited to

testimony or attendance in Court, shall not be required unless previous arrangements have been made in writing.

8. This valuation does not take into account any international sales, potential revenues from

merchandising, nor any potential income from production services.

9. No change of any item in this report shall be made by anyone other than S&D, and we shall have

no responsibility for any such unauthorized change.

10. Unless otherwise stated, no effort has been made to determine the possible effect, if any, on

the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

11. If prospective financial information approved by management has been used in our work, we

have not examined or compiled the prospective financial information and therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material.

12. We have had correspondence and telephone discussions with a designated representative of

Have Not Films, Inc. concerning the prospective operating results of the company.

Whether or not the enterprise has goodwill or other intangible value

In the final analysis, goodwill is based upon earnings capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of Successful operation over a prolonged period and possibly in a particular locality, also may furnish Support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise then has a value as an entity.

Typically, businesses have goodwill. Alternatively, they also have what is called going Concern Value, which can be measured similarly to goodwill, but is not necessarily goodwill. Goodwill recognizes the economic reality of the business and in effect capitalizes by formula the future expectations from that business. Goodwill could be maintained by a repeated pattern of income, referrals, cash flow or asset configuration that provides the expectation of income whether it exists or not.

Measuring going concern value is different. The going Concern value takes into account the Cost of setting up the operation and duplicating it. Duplicating such an entity as Have Not Films, Inc. appears to require unique skills that can make it extremely difficult to replicate.

To the extent the valuation of Have Not Films, Inc. results in an amount greater than the book value there will be "goodwill" or that intangible asset that is associated with either goodwill or going concern value. Such is the case here and this will be figured into the value attributed to the Company. This was disclosed above under the discussion for the attribute or earnings capacity of the company.

Conclusion of Value

We have performed a valuation engagement, as that term is defined in the Statements on Standards for Valuation Services (SSVS) of the American Institute of Certified Public ACCountants, of Have Not Films, Inc., as of August 31, 2016. This valuation was performed solely to assist in the matter of personal financial planning, possible sales or transfers to successors, and for evaluation of the way financial investors would look at the Company. The resulting conclusion of value should not be used for any other purpose or by any other party for any purpose. This valuation engagement was conducted in accordance with the SSVS. The estimate of value that results from a valuation engagement is expressed as a conclusion of value.

In our effort to value the one hundred percent common stock interest the way a hypothetical willing seller and willing buyer would, we are called upon to produce a value that seems reasonable, and can be reasonable supported by the available facts. In the final analysis, we are applying judgment based upon the relevant facts using elements of common sense, informed judgment, and reasonableness.

As discussed in this report, we have considered many ways of valuing the Company and have determined that the most appropriate method would be to value the Company based upon a discounted Cash flow method.

Calculations and supporting data is included in Exhibit A.

Accordingly, as presented in the calculation in EXHIBITA, based on our analysis, as described in this valuation report, the conclusion of value for one hundred percent of the Company's common stock for the purposes of possible sales or financing as of August 31, 2016 is $7,270,000.

This conclusion is subject to the Statement of Assumptions and Limiting Conditions found in this report. We have no obligation to update this report or our conclusion of value for events and circumstances that occur and come to our attention after the date of this report.

Cordially,

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Kenneth R. Deitz, CPA Simon & Deitz, LLC, CPAS Freehold, New Jersey October 3, 2016

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PROJECTION FOR 3 YEARS

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(INMILLIONS).

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I . LËSS EXHIBITOR FEES649%

(IN MILLIONS)....(INMILLIONS).

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ET INCOME BEFORE TAXES

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ANDi HECURRENTECONOMICCLIMATE INSELECTING THE Discount RATE"

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STATEMENT OF OUALIFICATION

KENNETHR. DEITZ, CPA

Kenneth R. Deitz has been a Certified Public Accountant since 1987 and has spent his entire career in public accounting providing assurance, tax, and consulting Services to family owned and other small businesses.

Over the years, numerous clients have been looking to acquire small businesses in the local area, and have engaged Kenneth to provide them with guidance as to the value of the company they were looking to acquire. Through the review of the company's financial records, tax returns, and through inquiry of the management of those Companies, Kenneth has not only provided an estimate as to the targeted company's worth, but if the transaction would make financial and emotional sense.

Kenneth R. Deitz, CPA is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

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